Exhibit 3.3

SECOND AMENDMENT

TO THE AMENDED AND RESTATED

BYLAWS OF

INSPIRE INSURANCE SOLUTIONS, INC.

          This Second Amendment to the Amended and Restated Bylaws of INSpire Insurance Solutions, Inc., dated as of July 30, 1997 (the "Bylaws"), hereby amends the Bylaws as follows effective as of March 23, 2000:

1.	Section 2.1. is hereby amended and restated to read in its entirety as follows:

          "Section 2.1. Annual Meetings. Annual meetings of shareholders, including the 2000 annual meeting of shareholders, shall be held at such place and time on any weekday which is not a holiday as shall be designated by the Board and stated in the notice of the meeting, at which the shareholders shall elect the directors of the Company and transact such other business as may properly be brought before the meeting."

2.	Section 2.7. is hereby inserted to read in its entirety as follows:
"Section 2.7. Notice of Shareholder Business and Nominations.
Section 2.7.1. Annual Meetings of Shareholders.

(A) Nominations of persons for election to the Board and the proposal of business to be considered by the shareholders at an annual meeting of shareholders may be made (i) pursuant to the Company's notice of meeting, (ii) by or at the direction of the Board or (iii) by any shareholder of the Company who was a shareholder of record at the time of giving of notice provided for in this Section 2.7, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 2.7.

(B) For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of Section 2.7.1(A), the shareholder must have given timely notice thereof in writing to the Secretary of the Company and such other business must be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which the public announcement of the date of such meeting is first made. In no event shall the public announcement of the adjournment of an annual meeting commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice shall set forth: (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected), in each case pursuant to Regulation 14a under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such shareholder and such beneficial owner, as they appear on the Company's books and records, and (b) the class and number of shares of the Company which are owned beneficially and of record by such shareholder and such beneficial owner.

          2.7.2.     Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to a notice of meeting given pursuant to Section 2.3. Nominations of persons for election to the Board may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Company's notice of meeting (A) by or at the direction of the Board or (B) by any shareholder of the Company who is a shareholder of record at the time of giving of notice provided for in this Section 2.7, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 2.7. In the event the Company calls a special meeting of shareholders for the purpose of electing one or more directors to the Board, any such shareholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Company's notice of meeting, if the shareholder's notice required by Section 2.7.1(B) shall be delivered to the Secretary at the principal executive office of the Company not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which the public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a shareholder's notice as described above.

2.7.3. General.

(A) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.7 shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.7. Except as otherwise provided by law, the Articles of Incorporation of the Company or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in this Section 2.7 and, if any proposed nomination or business is not in compliance with this Section 2.7, the chairman of the meeting shall declare that such defective proposal or nomination shall be disregarded.

(B) For purposes of this Section 2.7, "public announcement" shall mean disclosure in a press release reported by the Dow Jones New Service, Associated Press or comparable national news service or in a document publicly filed by the Company with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(C) Notwithstanding the foregoing provisions of this Section 2.7, a shareholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2.7. Nothing in this Section 2.7 shall be deemed to affect any rights of (i) shareholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) the holders of any series of preferred shares of the Company to elect directors under specified circumstances."

3.	As amended by the foregoing, the Bylaws shall remain in full force and effect.

INSPIRE INSURANCE SOLUTIONS, INC.

By: Name: Title:	__________________________________ __________________________________ __________________________________